◯ UFJ Holdings, Inc.

1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

October 26, 2004

Office of International Corporate Fir
Securities and Exchange Commissio:
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04046021

SUPPL

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

PROCESSED

NOV 1 0 2004

THOMSON
FINANCIAL

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd
UFJ Bank, Ltd
Manulife Life Insurance Company

UFJ Bank to Offer Investment Annuity, *"Premiere"*

Co-developed by MTFG and Manulife Life Insurance

Sales of Premiere by MTFG surpassed ¥100 billion in the first six months

Tokyo, October 26, 2004 — UFJ Bank, Ltd. (President, Takamune Okihara), a subsidiary of UFJ Holdings, Inc., (President and CEO, Ryosuke Tamakoshi), will offer investment annuity, *Premiere* starting late December 2004, which was co-developed by The Bank of Tokyo-Mitsubishi, Ltd. (President, Nobuo Kuroyanagi), a subsidiary of Mitsubishi Tokyo Financial Group, Inc. (MTFG) (President and CEO, Nobuo Kuroyanagi), and Manulife Life Insurance Company (President and CEO, Geoff Crickmay).

Plans to offer *Premiere* through UFJ Trust Bank, Ltd (President and CEO, Shintaro Yasuda) and UFJ Tsubasa Securities Co., Ltd. (President and CEO, Kimisuke Fujimoto) are also underway.

Prior to the completion of the proposed management integration, MTFG and UFJ Holdings will proceed with a series of business alliances in various areas to ensure that their customers are able to enjoy the benefits from the integration right away. The sale of *Premiere* through UFJ Bank is being promoted as part of a business alliance in retail operations of the two groups.

Premiere was launched at The Bank of Tokyo-Mitsubishi and Mitsubishi Securities Co., Ltd. (President and CEO, Koichi Kane), in April 2004, and subsequently at Mitsubishi Trust and Banking Corporation (President and CEO, Haruya Uehara) in July. With its unique feature to offer a 110% annuity capital guarantee introduced for the first time ever in Japan, *Premiere* has been well accepted by customers and its sales surpassed ¥100 billion in the first six months after the launch. *Premiere* has now become the leading individual annuity insurance product offered by MTFG. In the future, we plan to offer *Premiere* not only through UFJ Bank but also through UFJ Trust Bank and UFJ Tsubasa Securities so that the customers of the UFJ Group will be able to enjoy the benefits of the unique features of this popular annuity insurance product.

MTFG and UFJ Holdings will continue to enhance both the convenience and quality of their products/services for customers through ongoing expansion of operational tie-ups between the two groups.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG by way of a share exchange. The Form F-4 (if filed) will contain an exchange offer prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the share exchange will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration, the share exchange and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the share exchange.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi	Mr. Shiro Ikushima
26F Marunouchi Bldg.,	1-1 Otemachi 1-chome,
4-1 Marunouchi 2-chome,	Chiyoda-ku Tokyo 100-8114 Japan
Chiyoda-ku Tokyo 100-6326 Japan	
81-3-3240-9059	81-3-3212-5458
Hirotsugu_Hayashi@mtfg.co.jp	shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG does not undertake any obligation to update or revise any forward-looking information or statements.

Features of the new investment-type annuity insurance *Premiere*

Allowing customers to invest proactively, with peace of mind
Guarantee of Annuity Capital at 110% of the basic benefit amount available for the first time in Japan

The most significant feature of *Premiere* is that it offers three guarantees: "Death Benefit Guarantee at 100%", "Annuity Capital Guarantee at 100%", and, subject to the addition of the 110% GMAB rider, "Annuity Capital Guarantee at 110%" of the basic benefit amount. These guarantees are in addition to its basic function as an investment-type annuity that allows customers to grow, receive, and pass on financial assets. *Premiere* provides customers with global diversified investing options and allows even risk-averse customers to invest actively while minimizing the risk of asset erosion.

"Annuity Capital Guarantee at 110%" of the basic benefit amount

Premiere is the first product of its kind in Japan to provide an annuity guarantee at 110% of the basic benefit amount, subject to certain conditions, regardless of investment performance. All net investment gains will be reflected in the annuity capital when investment performance has been strong, and the annuity capital will also be guaranteed to the level of at least 110% of the basic benefit amount even if investment performance has been poor, provided that the investment period has been at least 20 years, and that on completion of the period benefits are paid as an annuity.

"Annuity Capital Guarantee at 100%" of the basic benefit amount

Even for investment periods under 20 years, annuity payments are guaranteed to be at least 100% of the basic benefit amount regardless of investment performance, as long as the investment period is at least 11 years (differing according to the age of the policy holder) and funds are received in annuity payments during the payout phase.

"Death Benefit Guarantee at 100%" of the basic benefit amount

If the policyholder dies during the investment period, the death benefit is guaranteed to be at least 100% of the basic benefit amount, regardless of investment performance.

Asset growth—a variety of investment funds for flexible investing

Premiere features an easy-to-understand investment structure comprising four balanced investment funds (Global Diversified 20, Global Diversified 30, Global Diversified 45, and Global Diversified 50) allowing diversified investing in equities and bonds from both Japan and overseas. Investments are made in beneficiary certificates of the investment trusts that invest in the various assets.

Premiere provides customers with efficient international diversified investments that take into account currency risks and fluctuations in the value of equities and publicly listed companies. Customers are able to choose from these special accounts, investing as they wish in one or multiple funds in 1% increments. Switching is available up to 12 times each year free of charge.

Receiving assets—numerous payout schemes to meet customers' various financial plans

Premiere allows customers to choose how they receive their future annuity, according to their individual needs and financial plans. Options, subject to certain conditions, include guaranteed annuities, whole-of-life with guaranteed annuity period, and joint spousal annuity.

Customers have the opportunity to convert their policies into a fixed annuity at any time after five years have elapsed since issue, and may also convert to an immediate annuity at any time after ten years have elapsed since issue. Policyholders are also able to withdraw up to 10% of the accumulated value of their policy (with no charge) once each year (from the second year onward) during a withdrawal window period.

Transferring assets—advantages that only life insurance can offer

Policyholders are able to appoint death benefit beneficiaries. Death benefits are tax-exempt provided that the policyholder and insured are the same individual and that the death benefits are received by a legal heir (per Article 12 of the Inheritance Tax Law). With *Premiere*, policyholders can also add a Survivor Annuity Rider to ensure that part or all of the death benefit can be received in annuity payments.